Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

January 3, 2024

Via EDGAR
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Hennessy Advisors, Inc. Registration Statement on Form S-3 Filed December 8, 2023 File No. 333-275964
Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Hennessy Advisors, Inc., hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 10:00 a.m., Eastern Time, on January 8, 2024, or as soon as practicable thereafter.  For purposes of Rules 460 and 461, there is no underwriter.
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Very truly yours, HENNESSY ADVISORS, INC. By: /s/ Jennifer Emerson Jennifer Emerson General Counsel